SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 27, 2011

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on April 27, 2011 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/sehk/20110427/LTN20110427605.pdf with respect to the Company’s unaudited financial report for the first quarter of 2011.

An English version of the announcement is included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: April 28, 2011

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

FIRST QUARTERLY REPORT OF 2011

Summary

The 2011 first quarterly financial report of China Southern Airlines Company Limited (the “Company”) was prepared in accordance with the PRC Accounting Standards and was unaudited.

This announcement is published pursuant to Rules 13.09(1) and 13.09(2) of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

1	Important Notice

1.1
The board of directors (the “Board”) and the supervisory committee of the Company and its directors (the “Directors”), supervisors and senior management warrant that this report does not contain any inaccurate or misleading statements or material omission and jointly and severally accept full responsibility as to the truthfulness, accuracy and completeness of the content herein.

1.2	All the Directors attended the Board meeting.

1.3	The first quarterly financial report of the Company is unaudited.

1.4
Mr. Si Xian Min (Chairman), Mr. Tan Wan Geng (Chief of Accounting Work and General Manager of the Company), Mr. Xu Jie Bo (Chief Financial Officer of the Company) and Mr. Lu Hong Ye (Chief of the Accounting Department and General Manager of the Finance Department of the Company) declare that they warrant the truthfulness and completeness of the financial report contained in this quarterly report.

2	Basic particulars of the Company

2.1	Major accounting data and financial indicators (Currency: RMB)

	At the end of the reporting period	At the end of the previous year	Increase/decrease recorded at the end of the reporting period as compared to the end of the previous year (%)
Total assets (million)	112,094	111,229	0.78
Owner’s equity (or shareholders’ equity) (million)	28,247	26,755	5.58
Net assets per share attributable to the shareholders of the Company	2.88	2.73	5.49
	From the beginning of the year to the end of the reporting period (from January to March)		Increase/decrease compared to the corresponding period of the previous year (%)
Net cash flow from operating activities (million)	1,963		26.32
Net cash flow per share from operating activities	0.20		2.97

	Reporting period (from January to March)	From the beginning of the year to the end of the reporting period (from January to March)	Increase/decrease recorded in the reporting period as compared to the corresponding period of the previous year(%)
Net profit attributable to the shareholders of the Company (million)	1,236	1,236	-12.90
Earnings per share – Basic	0.13	0.13	-29.00
Earnings per share – Basic, after deducting non-operating profit/loss	0.12	0.12	68.76
Earnings per share – Diluted	0.13	0.13	-29.00
Weighted average return on net assets (%)	4.49	4.49	decrease by a percentage of 8.33
Weighted average return on net assets after deducting non-operating profit/loss (%)	4.39	4.39	decrease by a percentage of 0.88
After deduction of non-operating profit/loss items (Unit: Million; Currency: RMB)
Items		Amount
Gain/loss from disposal of non-current assets		31
Gain on change in fair value of financial assets and liabilities held for trading, and disposal of financial assets and liabilities held for trading and available-for-sale equity securities, except gain/loss from business in relation to hedging		1
Other net non-operating income		3
Effect of the adjustments on taxation		-6
Total		29

2.2	Number of shareholders and particulars of the top ten shareholders holding the Company’s tradable shares not subject to selling restrictions at the end of the reporting period

Unit: Share
Total number of shareholders at the end of the reporting period		299,943
Particulars of the top ten shareholders holding the Company’s tradable shares not subject to trading restrictions
Name of the shareholder (in full)	Number of tradable shares not subject to selling restrictions held at the end of the reporting period	Type of shares
China Southern Air Holding Limited	3,300,000,000	RMB Ordinary shares
HKSCC Nominees Limited	1,749,505,398	Overseas listed foreign shares
Nan Lung Holding Limited	1,033,650,000	Overseas listed foreign shares
China Everbright Bank Company Limited – Everbright Pramerica Quantified Core Securities Investment Fund (中國光大銀行－光大保德信量化核心證券投資基金)	59,051,979	RMB Ordinary shares
Bank of China – Dacheng Blue Chip Steady Securities Investment Fund (中國銀行－大成藍籌穩健證券投資基金)	14,000,000	RMB Ordinary shares
China Minsheng Banking Corporation Ltd. - Huashang Leading Enterprise Mixed. Securities Investment Fund (中國民生銀行股份有限公司－華商領先企業混合型證券投資基金)	13,700,000	RMB Ordinary shares
National Social Securities Fund 105 Group (全國社保基金一零五組合)	13,000,000	RMB Ordinary shares
The Industrial and Commercial Bank of China – Baoying Pan-Coastal Regional Growth Equity Securities Investment Fund (中國工商銀行－寶盈泛沿海區域增長股票證券投資基金)	12,000,000	RMB Ordinary shares
Shanghai Pudong Development Bank - Jinli Trend Equity Securities Investment Fund (上海浦東發展銀行－長信金利趨勢股票型證券投資基金)	11,529,799	RMB Ordinary shares
The Bank of China – Harvest CSI 300 Index Securities. Investment Fund (中國銀行－嘉實滬深300指數證券投資基金 )	11,366,581	RMB Ordinary shares

§3           Major Events

3.1	Significant changes in major accounting items and financial indicators of the Company’s financial and the reasons for such changes

√Applicable □Not applicable

1. Items which have experienced major changes in the balance sheet:
Unit: million  Currency: RMB

Item	Balance at the end of the reporting period	Balance at the end of the previous year	Increase/ decrease ratio	Main reason(s) for the change
Non-current assets due within one year	1,000	-	N/A	Mainly due to the purchase of pledged securities due within one year by Xiamen Airlines Company Ltd. (a controlling subsidiary of the Company) during the reporting period.
Short-term loans	2,083	3,568	(42%)	Mainly due to the repayment of short-term loans during the reporting period
Non-current liabilities due within one year	11,362	7,410	53%	Mainly due to the increase in current portion of long-term loans during the reporting period
Undistributed profits	3,411	2,175	57%	Mainly due to the net profit made in the reporting period
Minority interests	4,827	3,464	39%	Mainly due to the increase of the capital injection made by Hebei Aviation Investment Group Co., Ltd, which will be Xiamen Airlines Company Ltd's minority shareholder, during the reporting period

2.	Items which have experienced major changes in the income statement:
Unit: million  Currency: RMB
Item	Amount during the reporting period	Amount during the corresponding period of the previous year	Increase/ Decrease ratio	Main reason(s) for the change
Financial expenses	(273)	300	(191%)	Mainly due to the increase of net exchange gain as a result of appreciation of RMB against USD during the reporting period
Investment income	41	1,106	(96%)	Mainly due to the disposal gain of 50% equity interest in MTU Maintenance Zhuhai Co., Ltd. during last year's reporting period.
Income tax expenses	377	216	75%	Mainly due to the full utilisation of certain deductible tax losses during last year's reporting period, there were no such deductible tax losses available for the reporting period.

3.	Items which have experienced major changes in the cash flow statement:
                                                                                                         Unit: million  Currency: RMB
Item	Amount from the beginning of the year to the end of the reporting period	Amount from the beginning of the previous year to the end of the reporting period of the previous year	Increase/ decrease	Main reason(s) for the change
Cash paid for taxes expenses	1,084	489	122%	Mainly due to the increase of payment of business tax and income tax during the reporting period
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	1,992	5,436	(63%)	Mainly due to the net decrease of aircraft advance payment during the reporting period.
Cash paid for investment	2,000	-	N/A	Mainly due to the purchase of pledged securities by Xiamen Airlines Company Ltd during the reporting period
Cash received from minority investment in subsidiary	1,460	-	N/A	Mainly due to the capital injection made by Hebei Aviation Investment Group Co., Ltd , which will be Xiamen Airlines Company Ltd's minority shareholder, during the reporting period
Cash received from disposal of investments	1,002	1,608	(38%)
Mainly due to the cash-in flow from disposal of 50% equity interest in MTU Maintenance Zhuhai Co., Ltd. during  last year's reporting period and the  repayment of pledged securities from Bank of China when due by Xiamen Airlines Company Ltd during the reporting period.

Cash received from borrowings	3,707	8,517	(56%)	Mainly due to the decrease of loan borrowed during the reporting period

3.2	Analysis and explanation of the development of major events and their impact and proposal as to the solutions

√Applicable □Not applicable

Type of Undertakings	Contents of Undertaking	Performance Status
Share Reform Undertaking	(1) (2) (3)
CSAHC will not deal in or transfer any shares of the Company it holds within 36 months from the effective date of the Share Reform Plan;

At the annual general meetings of the Company for the years from 2007 to 2009, CSAHC will propose the Company to distribute dividends in cash and will vote in favor of such proposal, so that the percentage of average annual cash dividend the Company distributes from 2007 to 2009 will not be less than 50%, i.e. the ratio of the aggregate cash dividend to be distributed in the three years from 2007 to 2009 to the cumulative total of profits distributable to the shareholders in those years will not be less than 50%;

Upon completion of the Share Reform Plan, and subject to compliance with the relevant laws and regulations of the PRC, CSAHC will support the Company in respect of the formulation and implementation of a management equity incentive system.

The Share Reform Lock-up Undertaking has been implemented. As the Company did not have any distributable profits during the years from 2007 to 2009, according to the PRC Company law, the Company could not distribute any cash dividend. All other undertakings are in the course of being implemented.

Issuance Undertaking

Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC (the controlling shareholder of the Company) subscribed for 721, 150,000 H Shares on 21 August 2009 through the non-public issuance and undertook not to transfer the H shares within a period of 12 months from the date of issuance.

This undertaking has been fully implemented.
1.
The Company and CSAHC entered into the “Property Compensation Agreement” on 22 May 1997, pursuant to which CSAHC agreed to compensate the Company for any losses or damages resulting from any challenge to or interference with the Company’s rights in the use of the land and buildings leased from CSAHC.

These undertakings are in the course of being implemented
2.
In 1995, CSAHC and the Company entered into a Separation Agreement with regard to the definition and allocation of the assets and liabilities between CSAHC and the Company on 25 March 1995 (the Agreement was amended on 22 May 1997). According to the Separation Agreement, CSAHC and the Company agreed to compensate the other party for the claims, liabilities and costs borne by such party as a result of the business, assets and liabilities held or inherited by CSAHC and the Company pursuant to the Separation Agreement.

Other undertakings toward the medium-sized and minority shareholders of the Company	3.
In respect of the connected transaction entered into between the Company and CSAHC on 14 August 2007 in relation to the sale and purchase of various assets, the application for building title certificates for eight properties of Air Catering (with a total gross floor area of 8,013.99 square metres) and 11 properties of the Training Centre (with a total gross floor area of 13,948.25 square metres) have not been made for various reasons. In this regard, CSAHC has issued an undertaking letter, undertaking that: (1) the above title certificates should be obtained by CSAHC by the end of 2008; (2) all the cost and expenses arising from the application of the relevant title certificates would be borne by CSAHC; and (3) CSAHC would be liable for all the losses suffered by the Company as a result of the above two undertakings, including but not limited to: A. any production losses arising from the lack of title certificates, B. any other losses occasioned by the potential risk arising from the outstanding title certificates. The application for the title certificates mentioned above remained outstanding for various reasons. Therefore, CSAHC issued an undertaking letter, undertaking that it would attend to and complete the above-mentioned obligation before 31 December 2011 and would compensate the Company for any losses arising from the undertakings.

4.	The relevant undertakings under the Financial Services Framework Agreement between the Company and SA Finance:
a.
SA Finance is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group; and the relevant capital flows are kept within the Group;

b.
The operations of SA Finance are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from SA Finance of the Company are definitely secure. In future, SA Finance will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

c.
In respect of the Company's deposits with and borrowings from SA Finance, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAHC will not intervene in the relevant decision-making process of the Company;

d.
As the Company is independent from CSAHC in respect of its assets, businesses, personnel, finance and organizational structures, CSAHC will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.

3.4
Warning in respect of, and the reason for, the  forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes as compared to the corresponding period of the previous year

□Applicable  √Not applicable

3.5	The implementation of cash dividends policy during the reporting period

No cash dividends were paid during the reporting period by the Company.

By order of the Board China Southern Airlines Company Limited Xie Bing and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

27 April 2011

As at the date of this announcement, the Directors include Si Xian Min, Li Wen Xin and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Lam Kwong Yu, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.